Exhibit 6.4

CONTRACTOR AGREEMENT

THIS AGREEMENT is entered into by and between IdentifySensors Biologics Corp., a Delaware Corporation (sometimes hereinafter referred to as “Company”) and Logical Contacts, LLC, an Indiana Limited Liability Company organized under the laws of Indiana (sometimes hereinafter referred to as “Entity”), and Thomas Sors, who is the primary owner of Entity (hereafter “Principal”) this August 1, 2020, at Cleveland, Ohio.

WITNESSETH:

WHEREAS, Entity and Principal are desirous of obtaining contract consulting work with Company upon the terms and conditions herein, and

WHEREAS, Entity acknowledges that the relationship between Company and Entity shall be that of two (2) independent entities contracting with each other at arms length, and

WHEREAS, Entity agrees all services to be performed hereunder by Entity shall be primarily performed by Principal, and

WHEREAS, Entity shall not be deemed an agent of Company and no joint venture or partnership shall result from this Agreement, and

WHEREAS, Company is desirous of contracting with Entity and Principal upon the terms and conditions herein;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.              The parties incorporate the recitals herein as if fully rewritten here and acknowledge the accuracy of the same.

2.              Company hereby contracts with Entity to provide services to Company upon the terms and conditions set forth herein including that Principal shall be the primary person providing the services on behalf of Entity, and that this is a material term of this Agreement which is a major inducement to Company to enter into this Agreement. Each Entity and Principal hereby accepts contracting with Company upon the terms and conditions herein and subject to any other terms, conditions and/or policies of Company as contained in any applicable Company policies and subject to terms and conditions outlined in any Exhibits to this Agreement and/or in any Addendums to this Agreement. Company, Entity and Principal acknowledge that Entity’s and Principal’s duties hereunder will include providing services for Company and its Affiliates (as that term is defined herein).

3.              This Agreement shall become effective on the date of execution by all parties hereto and shall be in effect until terminated as provided herein.

4.              Affiliates shall mean IdentifySensors, LLC; IdentifySensors Fresh Food Enterprises, LLC and any other organization owned in whole or in part by IdentifySensors Biologics Corp.

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5.              Entity and Principal have made certain representations to Company pertaining to Entity’s and Principal’s educational background, previous job history and experience, capabilities, accomplishments, criminal background or lack thereof, use of drugs and alcohol, and such other routine disclosures as are inquired about by the Company to contract for the services in which Entity and Principal will be engaged hereunder. A copy of Principal’s Curriculum Vitae is attached hereto as Exhibit A. Each Entity and Principal represents that all of said prior information provided to Company is true and correct in all respects and neither has failed to omit any material fact concerning Principal’s background or his prior employment or discharge by any former employer, which would have a material impact upon Entity’s and Principal’s agreement with Company.

Further, each Entity and Principal represents that Entity’s and Principal’s services to Company or rendering services for Affiliates shall not constitute a violation of any other agreement by which Entity and/or Principal are bound and will not result in any claims against Company including but not limited to tortious interference by Company and/or Affiliates with any pre-existing contract which Entity and/or Principal has with any other person or entity.

6.              Services. During the term of this Agreement, Entity and Principal shall perform and discharge all tasks and duties included in the scope of Exhibit B using in such performance their best efforts and judgment to produce maximum benefit to the business of Company and Affiliates. Entity and Principal shall perform their functions and duties as per Exhibit B from time to time. Entity’s and Principal’s duties as of the inception of this Agreement are attached hereto as Exhibit B which is incorporated herein.

Additional specific goals and objectives are listed on Exhibit C, which is attached hereto and incorporated herein. Entity’s and Principal’s scope of services provided to Company as specified in Exhibit B may be changed by Company from time to time.

7.              Non-Exclusive Services. Company and Entity agree that Entity shall provide consultative services on an as needed basis to be billed to the Company. If billing is hourly, it shall be billed at a rate no greater than quarter hours. If billed as an agreed fee, billing shall be based on such terms as outlined on Exhibit E. Entity shall be allowed to engage in other business and contracts with third parties on a remunerated basis or a volunteer basis provided the same do not violate the terms of this Agreement . Company and Entity may change the time commitment of consultative services required based on the demand and need for services.

8.              Payments. Entity shall be compensated by such remuneration as determined from time to time by Company for its services performed for Company and Affiliates, as set forth on Exhibit E.

9.              Termination. Unless otherwise agreed to in writing between the parties hereto, this Agreement shall be in full force and effect as of the date both parties sign this Agreement and shall remain in effect unless terminated as provided herein. Upon termination of this Agreement, the terms in this Agreement pertaining to non-solicitation, non-piracy, confidentiality, inventions, products, and non-disclosure of proprietary information and trade secrets shall remain in full force and effect as provided in this Agreement.

A.            Company may terminate this agreement without notice in the event of any of the following:

i.               Entity or Principal is guilty of dishonesty, insubordination, alcohol abuse, controlled or uncontrolled substance abuse, willful breach of any terms of this Agreement, breaches of Company policies or engaging in any acts constituting grounds for disciplinary action by any governing or licensing body.

ii.              Death of Principal.

iii.             Principal is unable to perform a substantial portion of his normal or customary services for any reason, but not limited to mental or physical disability for a period of thirty (30) days (whether or not consecutive) during any one (1) year period.

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iv.             Entity and Principal fail to achieve performance objectives as established for Entity by Company or Entity and Principal fails to perform at expected levels.

v.              Entity and/or Principal performs or is involved with any unlawful activity, which is a felony or is a crime involving moral turpitude, or gross negligence.

vi.            An intentional breach of confidentiality.

vii.           Principal’s available time to devote to Company is insufficient for Company’s requirements.

B.           Entity may terminate this agreement at any time without notice if Company fails to pay Entity any remuneration on a timely basis as outlined in Exhibit E, and said remuneration is due to Entity and not contested by Company.

C.           Company, Entity and Principal acknowledge that this is an agreement at will and in addition to the reasons set forth above, either party may terminate this Agreement at any time for any reason upon fourteen (14) days advance written notice to the other party. The party receiving said notice may elect to waive all or part of said notice period.

10.            Confidentiality. Each Entity and Principal will, during the term of this Agreement, be working with confidential information and trade secrets belonging to Company and Affiliates, including, but not limited to, internal procedures, programs and forms, marketing methods, customer lists, pricing, products, servicing methods, engineering ideas and specifications, software specifications and structure, technical specifications, technical ideas and processes, and other information generally not known to the public.

In addition, each Entity and Principal will have access to lists of customers and prospects, personnel information, information related to customers and prospects, locations and descriptions of future products and future customers, expiration data pertaining to both customers and non-customers, daily reports and other information which is generally not available or not easily obtainable. Each Entity and Principal hereby acknowledges and agrees that all such information is confidential and/or constitutes trade secrets of Company and/or Affiliates and is the exclusive property of Company and/or Affiliates. Each Entity and Principal covenant and agree that Entity and Principal will not disclose to anyone, either directly or indirectly, through any oral or written communication or any other communication using any other medium including e-mail or the Internet, any such confidential information, nor shall Entity and/or Principal use the same for any purpose other than in the provision of services to Company and for the exclusive benefit of Company and Affiliates, both during the term of this Agreement or any time thereafter. Entity and Principal agree the disclosure of any such confidential information or trade secrets to any third party, whether or not a direct or indirect competitor of Company or Affiliates, both during and after the term of this Agreement, or use of such confidential information or trade secrets by Entity and/or Principal for their or his or its own benefit or the benefit of any third party after the termination of this Agreement with Company would constitute misappropriation of such confidential or trade secret information.

All documents that Entity and/or Principal prepare, or confidential information that may be given to Entity and/or Principal during the course of this Agreement are, and shall remain, the sole property of Company and/or Affiliates and shall remain in Company’s and/or Affiliates’ sole possession on Company’s or Affiliates’ premises and shall constitute work for hire and Entity and Principal shall have no rights in the same. Under no circumstances shall information be copied or removed from Company’s or Affiliates’ premises without Company’s express written consent thereto being first obtained, except in the ordinary course of this Agreement.

Any information removed during the ordinary course of this Agreement shall continue to remain confidential, and each Entity and Principal shall take all necessary steps to ensure that said information remains confidential and shall return said information to Company’s or Affiliates’ premises as soon as the same is not needed at another location for the purposes of Entity’s and/or Principal’s services hereunder. All copies of any client or proprietary information shall be immediately returned to Company or Affiliates upon Company’s or Affiliates’ demand.

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Each Entity and Principal acknowledge a.) The above-described information derives independent economic value, actual or potential, its form not being generally known to the public or to other persons who can obtain economic value from its disclosure or use and b.) the subject information is and has been the subject of efforts and it is reasonable under the circumstances to maintain its confidentiality.

11.           Sole Property of Company. Each Entity and Principal agree that at all times while Entity and/or Principal are providing services for Company, the work product is work for hire and the revenues, products, results, materials, programs, processes, information, and systems, etc. developed or produced by Entity and/or Principal, whether during office hours or non- office hours, shall remain the sole property of Company and constitute work for hire. Entity and Principal shall have no other rights in said property other than to be paid the fees owed by Company or Affiliates in accordance with the terms herein. Entity and Principal agree upon request, to return all said property and all copies of information or writings related to said property to Company. Each Entity and Principal agree to cooperate with Company in obtaining any trademarks, patents or copyrights in Company’s name, and shall sign any such applications or needed assignments of rights, if any.

Further, Entity and Principal agree that the same shall constitute confidential proprietary information as the same is described herein.

12.            Additional Requirements. Each Entity and Principal agree all services rendered hereunder constitute work for hire and Company shall own all intellectual property created as a result of such services. During the term of this Agreement, each Entity and Principal agree to submit all services and products brokered, sold, replaced or distributed by Entity or Principal that use any of said Intellectual Property while performing services for Company only through Company. During this agreement, Entity and Principal shall not refer any products or services of the nature being sold by Company to any other person or entity nor refer any customers to any other person or entity without the expressed prior written consent of Company, which may be freely withheld.

Each Entity and Principal agree that Company shall be entitled to all benefits, profit or other issue arising from or incidental to any and all work and/or services of Entity and/or Principal while contracted to Company. Each Entity and Principal acknowledge that the ability to develop, service, produce, maintain and sell accounts and invent and design products is made possible through the facilities and financial support of Company. Also, each Entity and Principal acknowledge that Company’s relationship with accounts and the development and design of products results from expenditure of time and money by Company and the development and maintenance of such accounts, development and design of such products, and Company’s ability to maintain facilities and support enable Principal to further his career and Entity and Principal respectively to enhance its and his experience, skills and reputation. Each Entity and Principal acknowledge that, since the services rendered hereunder are work for hire and all intellectual property is owned by Company, it would be unfair and inequitable upon termination of this Agreement for Entity and/or Principal to take as a result of his, their, or its services under this agreement any accounts or products of Company except upon terms and conditions as provided herein.

13.            Non-solicitation and Non-Piracy Agreement. To protect the interest of Company and Affiliates in their respective products, services, and accounts, as described herein, each Entity and Principal covenant and agree as follows:

A.             Entity and/or Principal will not publish or distribute any notice to any of Company’s or Affiliates’ accounts, clients or customers to the effect the Entity and/or Principal is no longer contracted by Company or that Entity and/or Principal has relocated its or his business or is a direct or indirect competitor of Company or Affiliates for a period of twenty-four (24) months after Entity and/or Principal is no longer contracted with Company.

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B.             For a period of twenty-four (24) months following the termination of this agreement, each Entity and Principal agree each shall not engage in any of the following acts:

i.	Entity and/or Principal shall not call upon, contact or solicit by verbal, written or other communication, either for itself or himself or any other person or entity, any account which is an account of, or customer or client, or was solicited by any of Entity and/or Principal, as affiliate or agent of Company or Affiliates at any time during the term of this Agreement for the purpose of rendering, selling, placing, maintaining or servicing any account or product sold by or competitive with a product or services sold by Company or Affiliates.

ii.	Each Entity and Principal agrees not to make known to any other firm, person or entity either directly or indirectly, the names or addresses of any of Company’s or Affiliates’ accounts or any confidential information relating to any of said accounts.

iii.	Each Entity and Principal shall not solicit any employee, agent or representative of Company or Affiliates to be associated with, employed by, or an agent for any other person or entity.

iv.	Each Entity and Principal shall not enter into any relationship with any account of Company or Affiliates without obtaining consent in writing by Company prior to the start of any such relationship.

v.	Each Entity and Principal shall not accept on their own behalf or on behalf of any other person or entity any order for product or services which is a substitute for any product or service sold by Company.

vi.	Each Entity and Principal shall not do indirectly any act or take any action that Entity and/or Principal is prohibited from doing directly hereunder.

14.            In the event Entity employs any other person to render services under this Agreement on behalf of Entity, as a condition precedent to doing so, Entity agrees to have said person sign a Joinder to this Agreement agreeing to being governed by the same duties and obligations of Principal hereunder.

15.            Remedies. In the event of a breach of this agreement by Entity and/or Principal, Company shall be entitled to injunctive relief, including a temporary restraining order, preliminary injunction, and permanent injunction, without having to post a bond or proving damages to the public.

Each Entity and Principal understand the terms of this agreement are onerous and may have an economic impact upon Entity and Principal, but Entity and Principal have considered this and determined the economic benefits outweigh the economic detriments.

In the event of any breach of paragraph ten (10) or thirteen (13) hereof, in addition to any other remedies or damages hereunder, each Entity and Principal shall forfeit all shares of stock in Company, or any future payments under any note issued for Company shares under paragraph twenty-five (25) hereof.

16.            Successors and Assigns. This Agreement shall be binding upon, and inure to the benefits of, the parties hereto and their respective successors, heirs, executors, administrators and assigns. This Agreement or any portion hereof is not assignable by Entity or Principal, without the express written consent of all other parties hereto.

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17.            Entire Agreement. This Agreement, together with the exhibits, if any, attached hereto, embodies and constitutes the entire understanding between the parties with respect to the understanding contemplated herein, and all prior contemporaneous agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither the Agreement nor the provisions hereof may be waived, modified, amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

18.            Waiver of Breach. The failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power herein at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

19.            Severability. The final judicial determination of the invalidity or unenforceability of any term or provision, or any clause or portion thereof of this Agreement, shall in no way impair or affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

20.            Section Headings, Descriptions and Pronouns. All section headings and other titles and captions are for convenience only and do not form a substantive part of this Agreement, and shall not restrict or enlarge any substantive provision of this Agreement. All pronouns and any variations there of, shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

21.            Law of Ohio to Apply. This Agreement will be governed by and construed in accordance with the applicable laws of the Ohio, without giving effect to the principles of that State relating to conflicts of laws. Each party irrevocably agrees that any legal action, suit or proceeding brought by it in any way arising out of this Agreement must be brought solely and exclusively in, and will be subject to the service of process and other applicable procedural rules of, the State or Federal courts in the state of Ohio, specifically in Cuyahoga County with respect to any action, suit or proceeding brought by it or against it by the other party. Notwithstanding the foregoing, claims for equitable relief may be brought in any court with proper jurisdiction within the United States. Both parties agree to waive any right to have a jury participate in the resolution of the dispute or claim, whether sounding in contract, tort or otherwise, between any of the parties or any of their respective affiliates arising out of, connected with, related to or incidental to this Agreement to the fullest extent permitted by law.

22.            Consent of Company. Until further notice is given in writing to Entity and Principal, for purposes of this Agreement, consent of Company may only be given by Gregory J. Hummer, M.D. or Bruce Raben.

23.            All parties consent to the jurisdiction of the Cuyahoga County Common Pleas Court in Ohio for the enforcement or adjudication of any term or condition of this Agreement.

24.            This agreement supersedes all prior agreements with Entity and/or Principal.

25.            In the event of termination of this agreement, and Entity and/or Principal is the owner of any Shares of Company, the following terms, provisions, and conditions shall be in effect and binding upon Entity, Principal and Company:

A.             Upon termination, and at any time thereafter, Company shall have the first right to repurchase Entity and/or Principal’s Shares at an amount equal to the greater of price issued or at the prevailing market price for said Shares whichever is greater.

B.             The purchase price shall be paid by Company issuing a promissory note (sometimes hereinafter referred to as “Promissory Note”) for the purchase price. The Promissory Note shall be payable over a period of twenty-four (24) months in equal monthly payments. The Promissory Note shall bear interest at the rate of one percent (1%) per annum on the unpaid balance.

C.              In the event of a breach of paragraphs 9,10,11,12,13, or 14 hereunder, then in addition to any other remedies at law or in equity and not in lieu thereof, the Promissory Note shall be deemed paid in full and no further payments shall be required hereunder.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement, on the 1st day of August, 2020.

WITNESSED:	"COMPANY"

IdentifySensors Biologics Corp

A Delaware Corporation

By: /s/ Gregory J Hummer

Gregory J Hummer

Its: CEO

“ENTITY”

by: /s/ Thomas Sors

“PRINCIPAL”

by: /s/ Thomas Sors

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EXHIBIT A

Curriculum Vitae of Principal

Curriculum Vitae of Thomas Gabriel Sors, PhD

Contact Information:

Mailing Address: Hall for Discovery and Learning Research (Room 436)

207 South Martin Jischke Drive,

West Lafayette, Indiana 47907

Telephone: 765-494-1678

Email: tsors@purdue.edu

Current Positions:

2016 - current Assistant Director – Purdue Institute of Inflammation, Immunology and Infectious Disease, Purdue University, West Lafayette, IN

2010 - current Managing Director - Indiana Clinical and Translational Sciences Institute (Indiana CTSI) – NIH Award Number UL1TR002529

Scientific Appointments:

2020 – current Program Manager – Drug Discovery in Infectious Disease Training Program (NIH/NIAID – T32 pre-doctoral training program - 1T32AI148103-01A1)

2019 – current Steering Committee Member – Big Ten Cancer Research Consortium

2017 – current Co-chair – Big Ten Cancer Research Consortium: Correlatives Sciences Clinical Trials Working Group

Community Impact Positions:

2012 – current United Way of Greater Lafayette: President of the Board of Directors

2015 – current Greater Lafayette Commerce, Indiana – Member of the Board of Directors

Previous Scientific Positions:

2013 - 2016 Chief Scientific Liaison – Bindley Bioscience Center, Purdue University, West Lafayette, IN

2010 - 2016 Managing Director - Center for Global Research and Intervention in Infectious Diseases (CGRIID), Purdue University

2010 - 2013 Center Project Manager - Bindley Bioscience Center, Purdue University, West Lafayette, IN

2012 (Apr to Dec) Interim Managing Director - Women's Global Health Institute, Purdue University, West Lafayette, IN

2008 - 2009 Research Associate, Department of Biochemistry, Purdue University, West Lafayette, IN

2003 - 2008 Research Assistant, Department of Horticulture, Purdue University, West Lafayette, IN

2001 - 2003 Research Assistant, Agronomy Department, Purdue University, West Lafayette, IN

1999 - 2001 Research Assistant, Plant Agriculture Department, University of Guelph, Ontario, Canada

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Curriculum Vitae of Thomas Gabriel Sors, PhD

Education:

1995 – 1999 BSc. Biological Sciences (Hons), University of Guelph, Ontario, Canada

Senior thesis advisor – Roger F. Horton, PhD, Senior thesis project: Effects of water transpiration in barley leaves exposed to gibberellins.

1999 – 2001 MSc. Plant Molecular Biology, University of Guelph, Ontario, Canada

Thesis advisors - Stephen R. Bowley, PhD, Thesis: Transgenic alfalfa (Medicago sativa, L.) expressing the pyrophosphate-dependent phosphofructokinase enzyme from Giardia lamblia.

2001 – 2008 PhD. Plant Physiology and Molecular Genetics, Purdue University, West Lafayette, IN

Thesis advisor - David E. Salt, PhD, Thesis: Unraveling the enzymatic and molecular genetic mechanisms of selenium hyperaccumulation in Astragalus.

Postdoctoral Training

2008 – 2009 Research Associate, with Clint Chapple, PhD and Alan Friedman, PhD, Department of Biochemistry, Purdue University, West Lafayette, IN. USA

Project – Engineering a lignin modifying genetic toolbox for plants to improve their potential for biofuels production.

Professional Development:

Certificate in Nonprofit Executive Leadership – The School of Public and Environmental Affairs and The Fund Raising School at The Center on Philanthropy at Indiana University – December, 2012

Project Management with Microsoft Project 2010 – Certificate in Project Management from Schedule Associates International – November, 2010

Awards:

2015 Bravo Award, Discovery Park – Purdue University, West Lafayette, IN

2014 Seed for Success Award - Purdue University, West Lafayette, IN

2010 Gold Award – Association for Communication Excellence

2008 First Place – Interactive Multimedia – NSF/AAAS Science Magazine

2004 Young Scientist Award, Council for Biotechnology Information, Presented at the BIO Conference, San Francisco, CA

2004 Best graduate student oral presentation award. American Society of Plant Biology - Midwest Sectional Meeting, Columbus, OH

2001-2003 Ross Fellowship, Purdue University, West Lafayette, IN

2000-2001 Ontario Graduate Scholarship in Science and Technology, University of Guelph

2001 University Graduate Scholarship, University of Guelph, Ontario Canada

2000 University Graduate Scholarship, University of Guelph, Ontario Canada

Peer-reviewed publications and presentations (in chronological order): Google Scholar - https://scholar.google.com/citations?user=HFrDuKUAAAAJ&hl=en

1.  McCoy RM, Meyer GW, Rhodes D, Murray GC, Sors TG, Widhalm JR (2020) Exploratory Study on the Foliar Incorporation and Stability of Isotopically Labeled Amino Acids Applied to Turfgrass. Agronomy 10 (3), 358

2.  Chan H, Bhide KP, Vaidyam A, Hedrick V, Sobreira TJP, Sors TG, Grant RW, Aryal UK (2019) Proteomic Analysis of 3T3-L1 Adipocytes Treated with Insulin and TNF-α. Proteomes 7 (4), 35

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Curriculum Vitae of Thomas Gabriel Sors, PhD

3.  Gonzalez B, Zhang J, Han G, Zhang J, Dong J, Watson W, Sors TG, Chen V, Jiang W, CryoVR: Virtual Reality training & outreach tools for cryoEM. Foundations of Crystallography 75, a66

4.  Wang R, Xu Y, Sors TG, Irudayaraj J, Wen R, Wang R (2018) Impedimetric detection of bacteria by using a microfluidic chip and silver nanoparticle based signal enhancement. Microchimica Acta 185 (184). https://doi.org/10.1007/s00604-017-2645-x.

5.  Sajdyk TJ, Sors TG, Hunt JD, DeFord M, Murray ME, Denne SC, Shekhar A (2015) Project Development Teams: A Novel Mechanism for Accelerating Translational Research. Academic Medicine, 90(1): 40-46.

6.  Sors TG, Martin CP, Salt DE (2009) Characterization of selenocysteine methyltransferases from Astragalus species with contrasting selenium accumulation capacity. The Plant Journal, 59: 110 - 122. [Times Cited: 15]

7.  Sors TG, Ellis DR, Salt DE (2005) Selenium uptake, translocation, assimilation and metabolic fate in plants. Photosynthesis Research, 86: 373-389. [Times Cited: 189]

8.  Sors TG, Ellis DR, Na GN, Lahner B, Lee S, Leustek T, Pickering n, Salt DE. (2005) Analysis of sulfur and selenium assimilation in Astragalus plants with varying capacities to accumulate selenium. The Plant Journal, 42: 785-797. [Times Cited: 49]

9.  Ellis DR, Sors TG, Brunk DG, Albrecht C, Orser C, Lahner B, Wood KV, Harris HH, Pickering n, Salt DE (2004) Production of Se-methylselenocysteine in transgenic plants expressing selenocysteine methyltransferase. BMC Plant Biology, 4:1. [Times Cited: 70]

10.  Abu Qamar SF, Sors TG, Cunningham SM, Joem BC, Volenec JJ. (2005) Phosphate nutrition effects on growth, phosphate transporter transcript levels and physiology of alfalfa cells. Plant Cell, Tissue and Organ Culture, 82: 131-140. [Times Cited: 3]

11.  Meuriot F, Noquet C, Avice JC, Volenec JJ, Cunningham SM, Sors TG, Caillot S, Ourry A (2004) Methyl jasmonate alters N partitioning, N reserves accumulation and induces gene expression of a 32-kDa vegetative storage protein that possesses chitinase activity in Medicago sativa taproots. Physiologia Plantarum, 120(1):113-123. [Times Cited: 47]

12.  Avice J-C, Le Dily F, Goulas E, Noquet C, Meuriot F, Volenec JJ, Cunningham SM, Sors TG, Dhont C, Castonguay Y, Nadeau P, Belanger G, Chalifour F-P, and Ourry A (2003) Vegetative storage proteins in overwintering storage organs of forage legumes: roles and regulation. Canadian Journal of Botany, 81(12): 1198-1212. [Times Cited: 25]

Invited Presentations:

1.  Invited speaker for the Rocky Mountain Laboratories (NIH/NIAID) Research Fellows Organization (RFO) - “Bridging connections while traversing the scientific landscape from metabolic engineering in plants to biomedical translation”. Hamilton, MT, USA (2018).

2.  Keynote speaker at the 6th annual "Encounter for Innovation, Research and Extension" international conference hosted in Cartago, Costa Rica by the Instituto Tecnológico de Costa Rica (2014).

3.  Invited speaker at the “Life Science Executive Forum.” The Chao Center, West Lafayette, IN (2014).

4.  Panelist at the inaugural Indiana Global Health Research Roundtable. Indianapolis, IN (2014).

5.  Invited speaker at the inaugural Developmental Center for AIDS Research, Indianapolis, IN (2014).

Presentations:

1.  Sajdyk, TJ, Sors, TG, Shekhar, A, and Denne, SC (2013) “Projects Development Teams: The Outcomes and Impacts of Accelerating Translational Science Through Team Mentoring” Poster presentation at Translational Science Meeting, Washington, DC.

2.  Sajdyk, TJ, Sors, TG, Shekhar, A, and Denne, SC (Dec. 2010) “Projects Development Teams: The Outcomes and Impacts of Accelerating Translational Science Through

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Curriculum Vitae of Thomas Gabriel Sors, PhD

Team Mentoring” Poster presentation at Indiana CTSI – Purdue Retreat, West Lafayette, Indiana.

3.  Sajdyk, TJ, Sors, TG, Shekhar, A, and Denne, SC (Nov. 2010) “Projects Development Teams: The Outcomes and Impacts of Accelerating Translational Science Through Team Mentoring” Poster presentation at Indiana CTSI – Notre Dame Retreat, South Bend, Indiana.

4.  Sajdyk, TJ, Sors, TG, Shekhar, A, and Denne, SC (Apr. 2010) “Projects Development Teams: The Outcomes and Impacts of Accelerating Translational Science Through Team Mentoring” Poster presentation at Indiana CTSI – Bloomington Retreat, Bloomington, Indiana.

5.  Sors TG, Ellis RD, Salt DE (2006) Selenium metabolism in Astragalus species with contrasting Se accumulation and tolerance capacity. Presentation given at the 8th International Symposium on Selenium in Biology and Medicine. Madison, Wisconsin.

6.  Sors TG, Ellis DR, Leustek T, Salt DE (2005) Investigation of the enzymes involved in selenium hyperaccumulation. Presentation and poster presented at the American Society of Plant Biologist (ASPB) Conference. Seattle, Washington.

7.  Sors TG, Ellis RD, Salt DE (2004) Production of Se-methylselenocysteine in transgenic plants expressing selenocysteine methyltransferase. Presentation given at the ASPB Midwest Sectional Meeting. Columbus, Ohio.

8.  Sors TG, Cunningham SM, Volenec JJ (2002) Promoter Analysis of Vegetative Storage Protein Genes from Alfalfa. Poster presented at the ASA-CSSA-SSSA International Annual Meeting. Indianapolis, Indiana.

9.  Sors TG, Bowley SR, King SP (2001) Transgenic alfalfa (Medicago sativa L.) expressing a pyrophosphate-dependent phosphofructokinase gene from Giardia lamblia. Poster presented at the American Society of Plant Biologist (ASPB) Conference. Providence, Rhode Island.

Peer reviewer activity

Served as an ad-hoc reviewer for several peer-reviewed journals including:

1.	Plant Physiology
2.	New Phytologist
3.	Plant Science
4.	Molecular Biology Reporter

Coordinate, manage and participate in peer reviews for research funding for several grant funding programs including:

1.	Core Pilot Grant
2.	Project Development Teams
3.	Collaborative Translational Research
4.	Indiana Spinal Cord and Brain Injury Fund Research Grant Program
5.	Postdoc Challenge (Program Founder - 2015)
6.	Purdue Incentive Grant

Technology transfer and contributions to research

Sors TG, Martin CP and Salt DE (2009) Astragalus leptocarpus selenocysteine methyltransferase (SMT) mRNA. Genbank Accession Number GQ398505 Sors TG, Martin CP and Salt DE (2009) Astragalus drummondii selenocysteine methyltransferase (SMT) mRNA. Genbank Accession Number GQ398504 Sors TG, Martin CP and Salt DE (2009) Astragalus ceramicus selenocysteine methyltransferase (SMT) mRNA. Genbank Accession Number GQ398503 Sors TG, Martin CP and Salt DE (2009) Astragalus pectinatus selenocysteine methyltransferase (SMT) mRNA. Genbank Accession Number GQ398502 Sors TG, Martin CP and Salt DE (2009) Astragalus racemosus selenocysteine methyltransferase (SMT) mRNA. Genbank Accession Number GQ398501

Abu Qamar,SF, Sors TG, Cunningham,SM and Volenec JJ (2003) Medicago sativa high- affinity phosphate transporter (PT1) gene. Genbank Accession Number AY366351

Sors TG, Cunningham SM, Volenec JJ (2002) Medicago sativa high molecular weight root vegetative storage protein precursor. Genbank Accession Number AF530579.

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Curriculum Vitae of Thomas Gabriel Sors, PhD

Academic, research and other relevant work experience:

Founder of the “Postdoc Challenge” program (2015) – granting mechanism to support translational and clinical research lead by postdoctoral research associates within the Indiana CTSI. The uniqueness of the program is that it trains postdoctoral researchers to write better grant proposals and it gives them the opportunity to experience the review process by participating as reviewers together with faculty.

Science exhibit founder, content expert, and designer (2005 - 2010) - “Genomics eXplorer: An Exhibit of Scientific Discovery - a national touring interactive exhibit designed to educate the public about advanced plant research.

Creator and founder of Genomics Digital Lab (2007 – 2008) Award winning computer program and educational game dedicated to plant biology. Genomics Digital Lab was featured in Science Magazine as the winner of the 2008 Visualization Challenge in the category of Interactive Multimedia.

Biological content specialist and software designer (2005 - 2009) – vive Technologies, Inc.

– www.vivetechnologies.com. Vive (virtual in vivo education) Technologies, Inc. is a Canadian company that specializes in the creation of highly interactive educational software on electronic gaming platforms intended to teach primary and secondary students on various topics relating to cell biology.

Laboratory manager for network and information technology (2003 – 2009) – Managed the information technology for the David Salt lab at Purdue University. Several systems dedicated to specialized molecular analysis instrumentation and their data output was managed.

Teaching Assistant (2002-2003) – Crop Physiology and Ecology (AGRY 525). Designed and managed WebCT applications for the course. Professor: Jeffrey J. Volenec.

Department of Agronomy, Purdue University.

Teaching Assistant (1999-2001) – Plant Agriculture (AGR 2451/2). Gave laboratory lectures and directed lab experiments. Professor: Barry Shelp. Department of Plant Agriculture, University of Guelph.

S@GE (Science @ Guelph Experience) Camp module designer and organizer (2000- 2001). Ran the plant biotechnology module to teach kids in primary and secondary school by computer based teaching tools that I developed. Professor: David Wolyn. Department of Plant Agriculture, University of Guelph.

Plant Biotechnology Information Display & Interactive Exhibit (March 2000-01). Exhibit presented at the University of Guelph for the College Royal Open House. Guelph, Ontario. Plant Biotechnology Information Display & Interactive Exhibit (November 2000). Exhibit presented at the Royal Agricultural Winter Fair. Toronto, Ontario.

Research Technician (1999) - Characterization of transgenic grape using Southern blots and GUS Assays. Professor: Bryan D. McKersie. Department of Plant Agriculture, University of Guelph.

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EXHIBIT B

Duties of a Consulting COO

•	Responsible for working with the CEO, President and any staff, internal stakeholders, external vendors and external clients in the successful implementation and ongoing management of the Company’s business plan and programs.

•	Responsible for working with the CEO, President and any staff, internal stakeholders to manage and achieve the goals set forth by the Company in regards to creation and testing of all sensors including FDA approval, scale up and manufacture.

•	Working closely with the CEO, President and any staff, internal stakeholders to troubleshoot any implementation issues internally and externally.

•	Seamless partnership and collaboration across all strategic accounts to leverage and share knowledge and best practices.

•	Support and assist with development of Company programs, website, marketing, trade shows, communications, integration strategies, communications, consulting, data analysis, and reporting.

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EXHIBIT C

Goals

The overall goal is to achieve working sensors that meet FDA approval and are able to be mass produced easily and quickly.

Goals shall be set by Company from time to time and shall be in keeping with the items listed in Exhibit A.

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EXHIBIT D

Conflicts

Conflicts may arise between the Principle and the University of Purdue. In any significant conflict then the situation will be resolved by an outside party or another officer of the Company.

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EXHIBIT E

Renumeration

Shall be paid at the end of each 3 month quarter starting August 1 2020 and shall be $5,000 a quarter (each 3 months), which said amount shall be reviewed each quarter for as long as the Principal and Entity provide valuable services and said payments shall be at the total discretion of the Company.

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